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                             May 7, 2021

       Richard Traynor
       Senior Vice President and General Counsel
       Certara, Inc.
       100 Overlook Center, Suite 101
       Princeton, New Jersey 08540

                                                        Re: Certara, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001827090

       Dear Mr. Traynor:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Anna Abramson, Staff Attorney at 202-551-4969 or Jan Woo, Legal
       Branch Chief at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              William Brentani